EXHIBIT 99.1

Management’s Discussion and Analysis

MOGO INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOR THE QUARTER ENDED MARCH 31, 2020

DATED: JUNE 3, 2020

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Management’s Discussion and Analysis

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Management’s Discussion and Analysis

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) is current as of June 3, 2020 and presents an analysis of the financial condition of Mogo Inc. and its subsidiaries (collectively referred to as “Mogo” or the “Company”) as at and for the three months ended March 31, 2020  compared with the corresponding periods in the prior year. This MD&A should be read in conjunction with the Company’s interim condensed consolidated financial statements and the related notes thereto for the three months ended March 31, 2020. The financial information presented in this MD&A is derived from our interim condensed consolidated financial statements prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

This MD&A is the responsibility of management. The Board of Directors has approved this MD&A after receiving the recommendation of the Company’s Audit Committee, which is comprised exclusively of independent directors, and the Company’s Disclosure Committee.

Unless otherwise noted or the context indicates otherwise “we”, “us”, “our”, the “Company” or “Mogo” refer to Mogo Inc. and its direct and indirect subsidiaries.  The Company presents its consolidated financial statements in Canadian dollars. Amounts in this MD&A are stated in Canadian dollars unless otherwise indicated.

This MD&A may refer to trademarks, trade names and material which are subject to copyright, which are protected under applicable intellectual property laws and are the property of Mogo. Solely for convenience, our trademarks, trade names and copyrighted material referred to in this MD&A may appear without the ® or © symbol, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights to these trademarks, trade names and copyrights. All other trade‑marks used in this MD&A are the property of their respective owners.

The Company’s continuous disclosure materials, including interim filings, audited consolidated financial statements, annual information form and annual report on Form 20-F can be found on SEDAR at www.sedar.com, with the Company’s filings with the United States Securities and Exchange Commission at www.sec.gov, and on the Company’s website at www.mogo.ca.

Non-IFRS Financial Measures

This MD&A makes reference to certain non‑IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. These measures are provided as additional information to complement the IFRS financial measures contained herein by providing further metrics to understand the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial results reported under IFRS. We use non‑IFRS financial measures, including core revenue, adjusted EBITDA and adjusted cash net loss, to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We also use non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. See “Key Performance Indicators” and “Non‑IFRS Financial Measures”.

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Management’s Discussion and Analysis

Caution Regarding Forward-Looking Statements

This MD&A contains forward‑looking statements that relate to the Company’s current expectations and views of future events. In some cases, these forward‑looking statements can be identified by words or phrases such as “outlook”, “may”, “might”, “will”, “expect”, “anticipate”, “estimate”, “intend”, “plan”, “indicate”, “seek”, “believe”, “predict” or “likely”, or the negative of these terms, or other similar expressions intended to identify forward‑looking statements. The Company has based these forward‑looking statements on its current expectations and projections about future events and financial trends that it believes might affect its financial condition, results of operations, business strategy and financial needs. These forward‑looking statements include, among other things, statements relating to the Company’s expectations regarding its revenue, expenses and operations, key performance indicators, provision for loan losses (net of recoveries), anticipated cash needs and its need for additional financing, funding costs, ability to extend or refinance any outstanding amounts under the Company’s credit facilities, ability to protect, maintain and enforce its intellectual property, plans for and timing of expansion of its product and services, future growth plans, ability to attract new members and develop and maintain existing customers, ability to attract and retain personnel, expectations with respect to advancement of its product offering, competitive position and the regulatory environment in which the Company operates, anticipated trends and challenges in the Company’s business and the markets in which it operates, third‑party claims of infringement or violation of, or other conflicts with, intellectual property rights, the resolution of any legal matters, and the acceptance by the Company’s consumers and the marketplace of new technologies and solutions.

Forward-looking statements, including our financial outlook, are based on certain assumptions and analyses made by the Company in light of the experience and perception of historical trends, current conditions and expected future developments and other factors it believes are appropriate and are subject to risks and uncertainties. Although we believe that the assumptions underlying these statements are reasonable, they may prove to be incorrect, and we cannot assure that actual results will be consistent with these forward-looking statements. Our financial outlook is intended to provide further insight into our expectations for results as it relates to the second quarter of 2020 and may not be appropriate for other purposes. This outlook involves numerous assumptions, particularly around the expected impact of cost reductions and projected level of loan originations and customer repayments, and we believe it is prepared on a reasonable basis reflecting management’s best estimates and judgements. However, given the inherent risks, uncertainties and assumptions, any investors or other users of this document should not place undue reliance on these forward-looking statements.

Whether actual results, performance or achievements will conform to the Company’s expectations and predictions is subject to a number of known and unknown risks, uncertainties, assumptions and other factors that are discussed in greater detail in the “Risk Factors” section of the Company’s current annual information form and annual report on Form 20-F available at www.sedar.com and at www.sec.gov, which risk factors are incorporated herein by reference.

The forward-looking statements made in this MD&A relate only to events or information as of the date of this MD&A and are expressly qualified in their entirety by this cautionary statement. Except as required by law, we do not assume any obligation to update or revise any of these forward-looking statements to reflect events or circumstances after the date of this MD&A, including the occurrence of unanticipated events. A reader should review this MD&A with the understanding that our actual future results may be materially different from what we expect.

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Management’s Discussion and Analysis

Company Overview

Mogo - a financial technology company - offers a finance app that empowers consumers with simple solutions to help them get in control of their financial wellness. Financial wellness continues to be the #1 source of stress across all demographics and highest among millennials. At Mogo, users can sign up for a free account in only three minutes and begin to learn the 4 habits of financial health and get convenient access to products that can help them achieve their financial goals. The Mogo platform has been purpose-built to deliver a best-in-class digital experience, with best-in-class products all through one account. With more than one million members and a marketing partnership with Canada's largest news media company, Mogo continues to execute on its vision of becoming the go-to financial app for the next generation of Canadians. To learn more, please visit mogo.ca or download the mobile app (iOS or Android).

In addition to the products described above, the following key corporate changes, transactions and material contracts are referred to, and assist in understanding this MD&A:

●	In February 2020, we signed a three-year lending partnership (the “goeasy Arrangement”) with goeasy Ltd. (“goeasy”), one of Canada’s largest and most experienced non-prime consumer lenders, enabling Mogo to monetize its lending platform and drive new recurring fee-based revenue, with no capital investment or credit risk from these loans. Additionally, we also completed the sale of the majority of our “MogoLiquid” loan portfolio to goeasy for gross consideration of $31.6 million (the “Liquid Sale”). We are eligible for an additional performance-based payment of up to $1.5 million payable upon achieving certain agreed-upon annual origination amounts under the goeasy Arrangement.

●	In March 2020, we temporarily paused new on-balance sheet loan offers and announced a plan (the "COVID-19 Response Plan") to significantly reduce our cash expenses. To date we have implemented a number of cost saving initiatives, including an approximate 40% reduction of our total workforce since December 31, 2019 involving both temporary and permanent layoffs and natural attrition, a temporary reduction of salaries of 40% for our CEO and President & CFO and 5-20% for most of our other salaried employees, and a reduction of a number of non-personnel related expenses including variable marketing expenses and other discretionary related expenses. The combination of these initiatives along with strong underlying performance of our loan portfolio to date, are expected to result in a significant improvement in our cash flow from operations in Q2 2020. For further details, please refer to the “Impact of COVID-19” and “Financial Outlook” section later in this document.

●	In February 2020, in conjunction with the Liquid Sale, we repaid and extinguished the Credit Facility - Liquid, which had an outstanding balance of $29.3 million as at December 31, 2019.

●	In May 2020, amended certain terms of our 10% convertible senior secured debentures previously set to mature on May 31, 2020. The amendments include, among other things, extending the maturity date of the convertible debentures to May 31, 2022 and reducing the conversion price of the principal by 45% from $5.00 to $2.75 per common share.

●	In December 2019, we renegotiated our Credit Facility - Other, increasing the credit facility to $60M, decreasing the interest rate by up to 400 basis points, and extending the maturity to July 2, 2022 (the “Credit Facility Renewal”).

●	In January 2020, we achieved a new milestone, exceeding 1,000,000 Mogo members on our digital platform.

●	In January 2020, we extended the term of our strategic marketing collaboration agreement with Canada’s premier news media company, Postmedia Network Inc. (“Postmedia”), for an additional two years to the end of 2022, while decreasing our quarterly revenue share payments from $0.5M to $0.3M (the “Postmedia Extension“). We also issued additional 3.5-year warrants to acquire 350,000 common shares of Mogo at an exercise price of $3.537, which will vest in equal instalments over three years. We also agreed to extend the term of 50% of the warrants previously issued to Postmedia from January 25, 2021 to January 25, 2023. In light of the ongoing COVID-19 pandemic, on June 3, 2020, we entered into a further amendment with Postmedia pursuant to which Postmedia agreed to waive certain amounts payable by Mogo through December 31, 2020 in exchange for Mogo reducing the exercise price of the total 1,546,120 common share purchase warrants held by Postmedia as of today, to a price not lower than $1.292, being the volume-weighted average price of the Mogo shares on the Toronto Share Exchange (the "TSX") during the 5-day period ending June 2, 2020, subject to TSX approval.

●	In January 2020, we launched a carbon offset program for MogoSpend. For every dollar spent using the MogoCard, Mogo will offset one pound of CO2 on the consumer’s behalf. We expect the card to become broadly available in Q3 2020.

●	In Q2 2019 we completed the Business Combination (as further described in Note 13 to our interim condensed consolidated financial statements) which included the acquisition of cash and an investment portfolio which, before transaction related expenses, had a total fair value of $30.3 million.

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Management’s Discussion and Analysis

Mission

Mogo’s mission is to make it easy and engaging for consumers to get financially fit. By leveraging technology and design, our goal is to empower Canadians to live their best financial life and achieve financial health all through one simple app.

Impact of COVID-19

Daily Operations and Safety

The rapid worldwide spread of COVID-19 is prompting governments to implement restrictive measures to curb the spread of the pandemic. During this period of uncertainty, our priority is to safeguard the health and safety of our employees, support and enforce government actions to slow the spread of COVID-19, and to continually assess and take appropriate actions to mitigate the risks to our business operations as a result of this pandemic.

We have implemented a COVID-19 response plan that includes a number of measures to safeguard against the spread of the virus at our offices and is also maintaining regular communications with suppliers, customers and business partners to monitor any potential risks to our ongoing operations.  Operationally, Mogo has shifted its employees to work remotely. Given the digital nature of our business, the customer experience has been wholly unchanged.

Digital Lending and Customer Support

Mogo is working closely with customers to support them through this changing environment and has launched a Job Loss Action Plan for members, including payment programs for affected loan customers. In addition, measures have been taken to limit additional credit exposure during this uncertain time.  Specific actions and results include:

●	In March 2020, we temporarily paused new on-balance sheet loan offers, instead focusing on servicing our existing members and loan customers, and directed a certain portion of the reduced loan demand to our lending partner.

●	To date we have provided approximately 5% of our loan customers with some form of relief, including reduced interest and deferred payments, with less than half of these customers still on relief as at the date of this filing. In the second quarter to date, we have also experienced a decrease in the rate of customer default relative to historical levels.

●	We have seen higher than normal loan repayments in the second quarter.

●	We currently plan to take a measured approach to restarting new loans in the second and third quarter.

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Management’s Discussion and Analysis

Cash Flow and Operating Expenses

In light of the uncertain economic environment, Mogo has undertaken a thorough review of all its expenses and has implemented a plan to significantly reduce those expenses beginning in March 2020 and continuing through the second quarter. This is an evolving situation and we will continue to evaluate and adapt on an ongoing basis. We expect the following improvements based on actions and results to date:

Focus of Reducing Operating Expenses and Improving Cash Flow

●	Operating expense reduction initiatives with an estimated $5.0 million reduction in Q2 2020 operating cash costs relative to the fourth quarter of 2019, with a focus on deferring growth investments in technology and development and marketing. Included in this target reduction are cash personnel costs that are capitalized to intangible assets. Some of these cost reductions relate to variable expenses such as marketing, for which some increase would be expected if we were to resume a higher level of loan originations.

●	Reductions to headcount include natural attrition and both temporary and permanent layoffs. As at the date of this MD&A, we have seen a reduction in headcount of over 40% since December 31, 2019, of which 40% has become permanent.

●	Implemented temporary salary reductions including a 40% reduction for our CEO and President & CFO, 5-20% for most of our other salaried employees and reduced hours for the majority of other hourly based employees.

●	Worked with vendors to ensure continuity of service at reduced rates, securing significant one-time and ongoing savings of cash operating expenses.

●	Temporary suspension of loan offers expected to significantly reduce cash invested in loans receivable in Q2 2020. By contrast, Mogo originated $8.1 million of loans in the first quarter of 2020.

●	In the first two months of the second quarter, average monthly customer principal repayments on our line of credit products have increased over 30% relative to the first quarter.

●	In April 2020, we exercised our option to capitalize interest payments for Q2 2020 of our non-convertible subordinated debentures, rather than making monthly interest payments in cash. By contrast, Mogo paid $1.5 million of cash interest in respect of these debentures in Q1 2020. The Company plans to re-assess the capitalization of these interest payments going forward.

Risk Management and Critical Accounting Estimates

The current outbreak of COVID-19, and any future emergence and spread of similar pathogens, could have a material adverse effect on global and local economic and business conditions which may adversely impact our business and results of operations, and the operations of contractors and service providers. The overall economic impacts of COVID-19 could include an impact on our ability to obtain debt and equity financing or potential future decreases in revenue or the profitability of our ongoing operations.  The extent of the impact that this pandemic may have on the Canadian economy and the Company’s business is currently highly uncertain and difficult to predict. Accordingly, there is a higher level of uncertainty with respect to management’s judgements and estimates at this time, particularly as it relates to the measurement of allowance for loan losses and fair valuation of our investment portfolio. We will continue to revisit our judgements and estimates where appropriate in future reporting periods as economic conditions surrounding the COVID-19 pandemic continue to evolve.

Financial Outlook

We expect that our cost reduction initiatives combined with the temporary suspension of new loan offers and the strong performance of our existing loan portfolio to date, will significantly improve our cash flow from operations net of investing activities in the second quarter of 2020.

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In Q1 2020, we reported net cash (used in) operating and investing activities of ($4.3) million, before one-time proceeds from the Liquid Sale. Refer to the “Cash Flow Summary” section on page 20 of this MD&A for further details.

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In Q2 2020, we expect to report net cash generated from operating and investing activities of positive $5.0 million to $6.0 million, an improvement of $9.3 million to $10.3 million compared to Q1 2020, excluding one-time proceeds from the Liquid sale.

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Management’s Discussion and Analysis

Financial Performance Review

The following provides insight on the Company’s financial performance by illustrating and providing commentary on its key performance indicators and operating results.

The key performance indicators that we use to manage our business and evaluate our financial results and operating performance consist of: core revenue(1) (2), adjusted EBITDA(1), adjusted cash net loss(1), and Mogo members(1). We evaluate our performance by comparing our actual results to prior year results and in order to provide meaningful comparisons, during the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation.

The tables below provide the summary of key performance indicators and their most comparable IFRS measures, for the applicable reported periods:

($000s, except percentages and average revenue per member)
	Three months ended March 31,		Percentage
	2020	2019	Change

IFRS Financial Measures
Revenue	$13,910	$14,891	(7%)
Net loss and comprehensive loss	(10,065)	(5,005)	(101%)

Key Performance Indicators(1)
Core revenue(2)	$12,189	$11,344	7%
Adjusted EBITDA	544	2,238	(76%)
Adjusted cash net loss	(5,217)	(3,958)	32%

			As at
	March 31, 2020	March 31, 2019	Percentage Change
Non-Financial Measures
Mogo members (000s)	1,022	808	26%

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have also been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

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Management’s Discussion and Analysis

Revenue(3)

Revenue was $13.9 million for the three months ended March 31, 2020, a decrease of 7% compared to $14.9 million in the same period last year. The Liquid Sale during Q1 2020 and the discontinuation of bitcoin mining operations in Q3 2019 contributed to $1.8 million of the decline in total revenue, partially offset by an $0.8 million increase in non-MogoLiquid related interest revenue and subscription and services revenue.

Net loss and comprehensive loss

Net loss and comprehensive loss increased to $10.1 million in the three months ended March 31, 2020, compared to $5.0 million in the same period last year. This increase includes: $2.4 million of unrealized loss on our investment portfolio and a $1.2 million increase in provision for loan losses, both directly attributable to the uncertainty related to COVID-19; and $1.6 million of other expenses comprising of primarily of a gain on sale of $1.7 million net of the $2.5 million prepayment penalty on the Credit Facility - Liquid, and $0.7 million in restructuring and other expenses primarily related to costs recognized in the quarter in connection with our COVID-19 Response Plan. These items contributed $5.2 million of net loss and comprehensive loss in the current period that we consider to be non-recurring in nature.

Core revenue(1) (2)

Core revenue was $12.2 million for the three months ended March 31, 2020, a 7% increase compared to $11.3 million in the same period last year. This increase was driven by a combination of increases to interest revenue from our line of credit (“Mini”) loan products, and higher subscription and services revenue. The increase in interest revenue was driven primarily by a slight increase in the line of credit portfolio. Subscription and services revenue grew primarily due to revenues earned on our partner lending platform that launched towards the end of 2019.

Adjusted EBITDA(1)

Adjusted EBITDA was $0.5 million for the three months ended March 31, 2020, a 76% decrease compared to $2.2 million in the same period last year.

This decrease is primarily attributable to a $1.2 million increase in provision for loan losses in Q1 2020 as a result of COVID-19, which represents a provision against expected losses on our existing loan portfolio as at March 31, 2020. It is important to note that this increase in the loss provision is not the result of any significant increase in COVID-19 related defaults experienced during the period, but rather it reflects our estimate of expected losses in the existing loan portfolio based on the worsening economic conditions associated with COVID-19. In addition, $0.9 million of the decrease in adjusted EBITDA is due to lower gross profit due to the Liquid Sale in February 2020.

If normalized to remove the COVID-19 provision and the impact of the Liquid Sale, adjusted EBITDA increased by $0.5 million primarily due to higher core revenue.

Adjusted cash net loss(1)

Adjusted cash net loss was $5.2 million for the three months ended March 31, 2020,  a 32% increase compared to $4.0 million in the same period last year. This increase was primarily attributable to the $1.2 million COVID-19 loan loss provision and the decreased gross profit due to the Liquid Sale, both as discussed above in adjusted EBITDA, offset by a reduction to interest expense due to the paydown of the Credit Facility - Liquid in the quarter.

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to Liquid loans. The prior period comparative figures for core revenue have been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported as such in prior periods.

(3)

During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion of Total Revenue under the section entitled “Key Income Statement Components” for more details.

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Management’s Discussion and Analysis

Mogo members

Our total member base has grown to 1,022,000 members as at March 31, 2020, from 808,000 members as at March 31, 2019, representing an increase of approximately 26.0% or 214,000 net members. Members increased by 46,000 relative to Q4 2019 representing a 5.0% increase compared to the previous quarter. The continuous increase in our member base reflects increased brand awareness through our marketing collaboration agreement with Postmedia and the continuing adoption of the Company’s new and existing products.

Results of Operations

The following table sets forth a summary of our results of operations for the three months ended March 31, 2020 and 2019:

($000s, except per share amounts)
	Three months ended March 31
	2020	2019
Total revenue(2)	$13,910	$14,891
Cost of revenue (2)	5,515	4,231
Gross profit	8,395	10,660
Technology and development expenses	3,799	4,350
Marketing expenses	1,238	1,656
Customer service and operations expenses	2,153	1,973
General and administration expenses	2,855	2,893
Operating expenses	10,045	10,872
Loss from operations	(1,650)	(212)
Credit facility interest expense	2,566	2,658
Debenture and other financing expense	2,093	2,039
Revaluation (gains) and losses, net	2,161	13
Other non-operating expenses	1,595	83
Net loss and comprehensive loss	(10,065)	(5,005)
Adjusted EBITDA(1)	544	2,238
Adjusted net loss(1)	(6,095)	(4,650)
Adjusted cash net loss(1)	(5,217)	(3,958)
Net loss per share (Basic and fully diluted)	(0.36)	(0.21)

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(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)

During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion of Total Revenue under the section entitled “Key Income Statement Components” for more details.

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Management’s Discussion and Analysis

Key Income Statement Components

Total revenue(1)

The following table summarizes total revenue for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

Subscription and services revenue	$5,811	$6,658	(13%)
Interest revenue	8,099	8,233	(2%)
Total revenue(1)	13,910	14,891	(7%)

During the fourth quarter of 2019, the Company retrospectively adjusted the accounting for loan protection revenue and associated costs. Historically, the Company had presented the amounts paid by borrowers for loan protection as part of its revenues, and the associated costs paid to insurers for loan protection as part of its transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1.5 million in Q1 2019. See the Select Quarterly Information section for a reconciliation of revenue under the new presentation to our previously reported amounts.

Subscription and services revenue - represent MogoProtect subscriptions, MogoCard revenue, MogoMortgage brokerage commissions, premium account revenue, net loan protection premiums, MogoCrypto revenue, partner lending fee, revenue from our bitcoin mining operations (in comparative period only) and other fees and charges.

Interest revenue - represents interest on our long-term loan products. Our long-term loans fall into two categories: line of credit accounts and installment loans.

For the three months ended March 31, 2020, total revenue was $13.9 million, a 7% decrease compared to $14.9 million in the same period last year. Core revenue,(1) which excludes mining revenue and MogoLiquid loan revenue, was $12.2 million for the three months ended March 31, 2020, a 7% increase compared to $11.3 million in the same period last year.

Total revenue decline during the period was driven mainly by our strategic Liquid Sale, slightly offset by an increase in the line of credit portfolio. In March 2020, Mogo temporarily suspended making new loans in light of COVID-19. We are taking a gradual and measured approach to restarting loan originations, and are monitoring the current situation closely to determine the appropriate level of new loan originations to be offered to customers.

Subscription and services revenue was $5.8 million for the three-month ended March 31, 2020, a 13% decrease compared to $6.7 million in the same period last year. The decrease in subscription and services revenue is primarily due to our strategic exit from bitcoin mining during Q3 2019 and to a lesser extent, loss of subscription and services related revenue associated with the Liquid Sale in February 2020. These revenue decreases were partially offset by new revenue from the launch of our goeasy Arrangement in late 2019.

For the three months ended March 31, 2020, interest revenue was $8.1 million, a 2% decrease compared to $8.2 million in the same period last year, which is primarily attributable to the Liquid Sale during Q1 2020, substantially offset by an increase in our line of credit loan portfolio.

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(1)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation.

(2)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

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Management’s Discussion and Analysis

Cost of revenue

The following table summarizes the cost of revenue for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

Provision for loan losses, net of recoveries	$5,338	$4,063	31%
Transaction costs(1)	177	168	5%
Cost of revenue	5,515	4,231	30%

During the fourth quarter of 2019, the Company retrospectively adjusted the accounting for loan protection revenue and associated costs. Historically, the Company had presented costs associated with loan protection as part of transaction costs. Under the new presentation, the Company is presenting revenue net of expenses. This results in a decrease in revenue and a corresponding decrease in transaction costs by $1.5 million in Q1 2019.

Cost of revenue consists of provision for loan losses, net of recoveries, and transaction costs. Provision for loan losses, net of recoveries, represents the amounts charged against income during the period to maintain an adequate allowance for loan losses. Our allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our portfolio and is based on various factors including the composition of the portfolio, delinquency levels, historical and current loan performance, expectations of future performance, and general economic conditions.

Cost of revenue was $5.5 million for the three months ended March 31, 2020, a 30% increase compared to $4.2 million in the same period last year, due primarily to a $1.2 million increase in provision for loan losses arising as a direct result of COVID-19. It is important to note that this increase in provision is not the result of any significant increase in COVID-19 related defaults experienced in the period, but rather it reflects our estimate of expected losses in the existing loan portfolio based on the worsening economic conditions associated with COVID-19.

IFRS 9 requires the use of forward-looking indicators when measuring ECL, which can result in upfront recognition of expense prior to any actual occurrence of a default event. As a result of uncertain economic conditions arising from the COVID-19 pandemic, we have applied a probability weighted approach in applying these forward-looking indicators to measure incremental ECL. This approach involved multiple stress scenarios and a range of potential outcomes. Factors considered in determining the range of ECL outcomes include varying degrees of possible length and severity of a recession, the effectiveness of collection strategies implemented to assist customers experiencing financial difficulty, the extent to which government subsidies will continue to be available as the COVID-19 pandemic continues, and the level of loan protection insurance held by customers within our portfolio. We will continue to revisit assumptions under this methodology in upcoming quarters as economic conditions evolve.

Transaction costs are expenses that relate directly to the onboarding and processing of new customers (excluding marketing) and include expenses such as credit scoring fees, loan system transaction fees and certain fees related to the MogoCard and MogoProtect programs. Transaction costs were $177 for the three months ended March 31, 2020, a 5% increase compared to $168 in the same period last year.

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(1)

During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion of Total Revenue under the section entitled “Key Income Statement Components” for more details.

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Management’s Discussion and Analysis

Technology and Development Expenses

The following table provides the technology and development expenses for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

Technology and development expenses	$3,799	$4,350	(13%)
As a percentage of total revenue	27%	29%

Technology and development expenses consist primarily of personnel and related costs of our product development, business intelligence, and information technology infrastructure employees. Associated expenses include third‑party data acquisition expenses, professional services, expenses related to the development of new products and technologies and maintenance of existing technology assets, depreciation, amortization of capitalized software costs related to our technology platform, and for the comparative period only, hosting costs relating to servers and bitcoin mining equipment.

Technology and development expenses were $3.8 million for the three months ended March 31, 2020, a 13% decrease compared to $4.4 in the same period last year. Technology and development expenses as a percentage of total revenue decreased to 27% from 29% for the three months ended March 31, 2020, compared to the same period last year. The decrease is primarily due to exiting Bitcoin mining in the third quarter of 2019. Technology and development expenses are expected to decrease further in Q2 2020 as a result of the COVID-19 Response Plan we announced in late March 2020 to reduce cash expenses in response to current economic conditions.

Capitalization of technology and development expenses for the three months ended March 31, 2020 decreased by $0.3 million compared to the same period last year.

Marketing Expenses

The following table provides the marketing expenses for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

Marketing expenses	$1,238	$1,656	(25%)
As a percentage of total revenue	9%	11%

Marketing expenses consist of direct marketing and advertising costs related to online and offline customer acquisition costs (paid search advertising, search engine optimization costs, and direct mail), quarterly payments to Postmedia, public relations, promotional event programs and corporate communications.

Marketing expenses were $1.2 million for the three months ended March 31, 2020, a 25% decrease compared to $1.7 million in the same period last year. Marketing expenses as a percentage of total revenue decreased to 9% from 11% for the three months ended March 31, 2020, compared to the same period last year. The decrease in marketing expense is primarily due to a reduction in Postmedia related costs after we re-negotiated lower fixed quarterly payments in connection with the extension of the agreement to January 2023, and reduced paid search advertising costs in March 2020 as we slowed down loan originations in response to COVID-19. We expect marketing expenses to decrease further in Q2 2020 as a result of our previously announced decision to temporarily suspend loan originations in early Q2 2020.

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Management’s Discussion and Analysis

Customer Service and Operations Expenses

The following table provides the customer service and operations expenses (CS&O) for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

Customer Service and Operations expenses	$2,153	$1,973	9%
As a percentage of total revenue	15%	13%

CS&O expenses consist primarily of salaries and personnel‑related costs for customer support, payment processing and collections employees. Associated expenses include third-party expenses related to credit data sources and collections.

CS&O expenses were $2.2 million for the three months ended March 31, 2020, a 9% increase compared to $2.0 million in the same period last year. CS&O expenses as a percentage of total revenue increased to 15% from 13% for the three months ended March 31, 2020, compared to the same period last year. The increase in CS&O expense is primarily due to increased personnel related costs and higher credit scoring expenses due to growth in Mogo members. We expect CS&O expenses to decrease further in Q2 2020 as a result of lower staffing levels and decreased credit decisioning costs, in connection with our previously announced decision to temporarily suspend loan originations in early Q2 2020.

General and Administration Expenses

The following table provides the general and administration expenses (“G&A”) for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

General and administration expenses	$2,855	$2,893	(1%)
As a percentage of total revenue	21%	19%

G&A expenses consist primarily of salary and personnel related costs for our executive, finance and accounting, credit analysis, underwriting, legal and compliance, fraud detection and human resources employees. Additional expenses include consulting and professional fees, insurance, legal fees, occupancy costs, travel and other corporate expenses.

G&A expenses remained relatively flat for the three months ended March 31, 2020 compared to the same period last year, but increased slightly as a percentage of total revenue to 21% in the three months ended March 31, 2020 compared to 19% in the same period last year.

G&A expenses are expected to decrease further in Q2 2020 as a result of the COVID-19 Response Plan we announced in late March 2020 to reduce cash expenses in response to current economic conditions.

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Management’s Discussion and Analysis

Credit Facility Interest Expense

The following table provides a breakdown of credit facility interest expense for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage
	2020	2019	Change

Credit facility interest expense - Liquid	$909	$949	(4%)
Credit facility interest expense - Other	1,657	1,709	(3%)
Total credit facility interest expense	2,566	2,658	(3%)
As a percentage of total revenue	18%	18%

Credit facility interest expense relates to the costs incurred in connection with our Credit Facility - Liquid and Credit Facility - Other, including interest expense and the amortization of deferred financing costs.

Credit facility interest expense was $2.6 million for the three months ended March 31, 2020, a 3% decrease compared to $2.7 million in the same period last year. Credit facility interest expense - Liquid remained consistent despite the extinguishment of the Credit Facility - Liquid because remaining unamortized deferred financing costs were derecognized and expensed in the current period, a non-cash impact, which offset the lower cash interest expense on the Credit Facility - Liquid in the current quarter compared the same period last year. Credit facility interest expense - Liquid will be reduced to nil beginning in the second quarter of 2020.

Credit facility interest expenses as a percentage of total revenue remained flat at 18% for the three months ended March 31, 2020, compared to the same period last year.

Other Income and Expense

The following table provides a breakdown of other income and expense by type for the three months ended March 31, 2020 and 2019:

($000s, except percentages)
	Three months ended March 31		Percentage Change
	2020	2019

Debenture and other financing expense	$2,093	$2,039	3%
Revaluation (gains) and losses, net	2,161	13	n/a
Other non-operating expenses	1,595	83	n/a
Total other expense	5,849	2,135	174%
As a percentage of total revenue	42%	14%

Total other expense was $5.8 million for the three months ended March 31, 2020, a 174% increase compared to $2.1 million in the same period last year. This is primarily attributable to the unrealized loss on investment portfolio recognized within revaluation gains and losses, net, and the impact of the gain on sale of loan book net of credit facility prepayment expenses and restructuring costs incurred in the current quarter.

Debenture and other financing expense consist of interest expense and accretion of transaction costs related to our non-convertible and convertible debentures and interest expense related to our lease liabilities resulting from IFRS 16. The debenture and other financing expense remained relatively flat for the three months ended March 31, 2020 compared to the previous quarter.

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Management’s Discussion and Analysis

Revaluation (gains) and losses, net, for the three months ended March 31, 2020 are primarily associated with a $2.4 million unrealized loss on our investment portfolio in the three months ended March 31, 2020 related to the fair market value adjustment of certain companies within the portfolio, partially offset by a $0.3 million gain on other receivable. The COVID-19 pandemic and related public health restrictions and shutdowns of non-essential businesses have caused severe disruption in the Canadian and global economies and have adversely impacted the valuation of many public companies that are comparable to companies within our investment portfolio. As a result, we have written down the fair value of these companies to reflect the general economic conditions and the impact of COVID-19.

Other non-operating expenses includes the impact of the Liquid Sale for proceeds of $31.6 million in the three months ended March 31, 2020. These loans carried a net book value of $29.9 million at derecognition, resulting in a $1.7 million gain on sale. This was offset by $2.5 million of credit facility prepayment expense in connection with the repayment of our Credit Facility - Liquid in advance of the maturity date. $1.5 million of this expense was paid in cash and $1.0 million was settled in shares through the issuance of 306,842 common shares in Q1 2020. Restructuring and other expenses, primarily in connection with temporary employee layoffs announced at the end of March 2020, also contributed $0.7 million of expense for the three months ended March 31, 2020.

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Management’s Discussion and Analysis

Selected Quarterly Information

($000s, except per share amounts)
	2020	2019				2018
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Income Statement Highlights
Total revenue(3)	$13,910	$15,018	$15,029	$14,867	$14,891	$14,682	$14,208	$14,315
Gross profit	8,395	9,897	10,089	10,372	10,660	10,032	9,831	10,152
Net income (loss) and comprehensive income (loss)	(10,065)	(6,188)	(6,033)	6,401	(5,005)	(4,971)	(7,045)	(6,056)

Net income (loss) per common share (basic and diluted)	(0.36)	(0.24)	(0.22)	0.27	(0.21)	(0.22)	(0.31)	(0.27)

Non-IFRS Financial Measures(1)
Core revenue(2)	12,186	12,355	12,190	11,287	11,345	11,393	10,760	7,129
Adjusted EBITDA	544	2,295	1,081	1,587	2,238	2,072	1,045	734

Key Quarterly Trends

In the first quarter of 2020, revenue declined from Q4 2019 as a result of the Liquid Sale in February 2020. Total revenue as trended upwards since 2018 up until the most recent quarter, driven by continuous growth in our subscription and services revenue and increasing uptake in our broadening portfolio of products and premium account subscription offerings. Interest revenue also trended upwards as we grew our long-term loan products between the first quarter of 2018 to second quarter of 2019. In the second half of 2019, as we transitioned to partner lending and prepared to reduce our credit risk exposure and deleverage our balance sheet, we maintained a flat loan book which resulted in flat interest revenue during that period. Accelerated growth in subscription and services and interest revenue generally outpaced the elimination of loan fees and our exit from bitcoin mining.

Gross profit trended upwards up to the first quarter of 2019, benefiting from growth in higher margin subscription and services revenue. The recent decline in gross profit is primarily due to our exit from our bitcoin mining operations and an increase in our loan loss provision, particularly as a result of COVID-19 in the first quarter of 2020. Fluctuations in net income (loss) and comprehensive income (loss) in recent quarters are driven by changes in non-cash related items such as the gain on acquisition in Q2 2019, and the increase in loan loss provision and unrealized loss on investments in Q1 2020 as a result of COVID-19.  Adjusted EBITDA generally trended upwards in 2018 and early 2019 as growth in revenue and gross profit outpaced the growth in our operating expenses as we continued to leverage our digital platform. The decline in Adjusted EBITDA in the second and third quarter of 2019 is the result of the change in gross profit as explained above, and the decline in Q1 2020 is the result of the impact of COVID-19 to our loan loss provision and unrealized loss on investments as described above.

______________

(1)	For more information regarding our use of these non-IFRS measures and, where applicable, a reconciliation to the most comparable IFRS measure, see “Non-IFRS Financial Measures”.

(2)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue has also been revised to conform with this new definition. See “Non-IFRS Financial Measures” for a reconciliation of core revenue to amounts reported in previous periods.

(3)

During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation. See next page for reconciliation to revenue previously stated before the impact of the presentation recast.

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Management’s Discussion and Analysis

The following table provides a reconciliation of revenue before the impact of the change in presentation of revenues and costs associated with loan protection as discussed in the section entitled “Key Income Statement Components” under Total Revenue:

($000s,)
	2020	2019				2018
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter

Total revenue, previously stated(1)	13,910	15,018	16,585	16,378	16,351	16,108	15,419	15,417
Presentation recast	-	-	(1,557)	(1,511)	(1,460)	(1,425)	(1,210)	(1,104)
Total revenue	13,910	15,018	15,028	14,867	14,891	14,683	14,208	14,314

Key Balance Sheet Components

The following table provides a summary of the key balance sheet components as at March 31, 2020:

($000s)
	March 31, 2020	As at December 31, 2019

Cash	$6,525	$10,417
Loans receivable, net	55,115	88,655
Investment portfolio	18,976	20,790
Total assets	111,797	151,098
Total liabilities	119,262	149,346

Total assets decreased by $39.3 million during the three months ended March 31, 2020, driven primarily by the Liquid Sale  and the increase in allowance for loan losses and reduction in fair value of investment portfolio as a result of COVID-19. Total liabilities decreased by $30.1 million during the three months ended March 31, 2020, driven primarily by the extinguishment of the Credit Facility - Liquid.

Loans receivable

The following table provides a breakdown of loans receivable as at March 31, 2020:

($000s)
	March 31, 2020	As at December 31, 2019

Gross loans receivable	$70,260	$104,675
Allowance for loan losses	(15,145)	(16,020)
Net loans receivable	55,115	88,655

The gross loans receivable portfolio was $55.1 million as at March 31, 2020, a decrease of 38% or $33.5 million compared to the balance as at December 31, 2019, the decrease being primarily attributable to the Liquid Sale in February 2020.

____________

(1)	During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion of Total Revenue under the section entitled “Key Income Statement Components” for more details.

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Management’s Discussion and Analysis

Reconciliation of allowance for loan losses as at March 31, 2020 and December 31, 2019 is as follows:

($000s)
	Three months ended March 31, 2020	Year ended December 31, 2019
Allowance for loan losses, beginning of year	$16,020	$15,409
Derecognition of provision associated with loan sale	(2,131)	-
Provision for loan losses	5,672	19,899
Loans charged-off	(4,416)	(19,288)
Allowance for loan losses, end of period	15,145	16,020

The allowance for loan losses is reported on the Company’s balance sheet and is netted against gross loans receivable to arrive at the net loans receivable. The allowance for loan losses represents our estimate of the expected credit losses (“ECL”) inherent in our loan portfolio.

Refer to Note 5 of the interim condensed consolidated financial statements for a breakdown of gross loans receivable and allowance for loan losses by aging category based on their IFRS 9 ECL measurement stage. The Company assesses its allowance for loan losses at each reporting date. Increases in the provision for loan losses, net of recoveries, are recorded as a cost of revenue in the interim condensed consolidated statement of operations and comprehensive loss.

The allowance for loan losses was $15.1 million as at March 31, 2020, a decrease of $0.9 million compared to December 31, 2019. During the current period, the Liquid Sale resulted in a $2.1 million derecognition of corresponding allowance, offset by a $1.2 million incremental allowance booked in respect of potential future losses arising from COVID-19 as a result of the requirement under IFRS 9 to account for forward-looking indicators when determining the allowance. Refer to the “Cost of revenue” section above for a more detailed discussion of the impact of COVID-19 on the allowance for loan losses.

The Company reserves and charges off consumer loan amounts to the extent that there is no reasonable expectation of recovery, once the loan or a portion of the loan has been classified as past due for more than 180 consecutive days. Recoveries on loan amounts previously charged off are credited against the provision for loan losses when collected.

In the opinion of management, the Company has provided adequate allowances to absorb probable credit losses inherent in its loan portfolio based on available and relevant information affecting the loan portfolio at each balance sheet date. The Company cannot guarantee that delinquency and loss levels will correspond with the historical levels experienced and there is a risk that delinquency and loss rates could change significantly.

Transactions with Related Parties

The significant related-party transactions that occurred during the three months ended March 31, 2020 were transactions with debenture holders that incur interest. The related party debentures balance as at December 31, 2019 totaled $0.3 million (December 31, 2019 - $0.3 million) with principal amounts maturing at on July 2, 2022, the maturity date of Credit Facility - Others.  The debentures bear annual interest rates from 10.0% to 18.0% (December 31, 2019 - 10.0% to 18.0%) with interest expense of $11 for the three months ended March 31, 2020 (three months ended March 31, 2019 - $139). The related parties involved in such transactions were (i) a member of the family of Gregory Feller, a director and officer of the Company; (ii) David Feller, a director and officer of the Company; and (iii) key management personnel and members of their families. The debentures are ongoing contractual obligations that are used to fund our corporate and operational activities.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have, or are likely to have, a current or future material effect on our consolidated financial position, financial performance, liquidity, capital expenditures or capital resources.

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Management’s Discussion and Analysis

Liquidity and Capital Resources

To date the Company has funded its lending activities, expenses and losses primarily through the proceeds of its initial public offering which raised $50 million in 2015, subsequent issuance of common shares and convertible debentures, prior private placements of preferred shares, placements of debentures, credit facilities, and cash from operating activities. The Business Combination with Difference in the second quarter of 2019 also added to the Company’s capital resources and strengthened its financial position with an investment portfolio valued at $19.0 million as at March 31, 2020 which the Company is actively seeking to monetize. In the first quarter of 2020, the Company completed the Liquid Sale:  being the sale of a vast majority of its MogoLiquid loan portfolio for total gross consideration of $31.6 million,  using the proceeds to extinguish its Credit Facility - Liquid. In order to support its growth strategy, the Company gives consideration to additional financing options including accessing the capital markets for additional equity or debt, monetization of our investment portfolio, increasing the amount of long-term debentures outstanding or increasing availability under existing or new credit facilities.

Our approach to managing liquidity is to ensure, to the extent possible, that we always have sufficient liquidity to meet our liabilities as they come due. Management does so by continuously monitoring revenues, expenses and cash flow compared to budget.  To maintain adequate liquidity, the long-term business goal of the Company is to diversify its funding sources. The purpose of diversification by source, geographic location and maturity is to mitigate liquidity and funding risk by ensuring that the Company has in place alternative sources of funds that strengthen its capacity to withstand a variety of market conditions and support its long-term growth. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures and will consider the issuance of shares in lieu of amounts owing under the convertible debentures, in each case as they become due and payable. The debentures are subordinated to the Credit Facility - Other which has the effect of extending the maturity date of the debentures to the later of contractual maturity or the maturity date of Credit Facility - Other, being July 2, 2022.

On December 31, 2019, the Company amended its Credit Facility - Other. The amendments lower the effective interest rate as of July 2, 2020, increase the available loan capital from $50 million to $60 million and extend the maturity date of the facility by two years from July 2, 2020 to July 2, 2022.

Cash Flow Summary

The following table provides a summary of cash inflows and outflows by activity for the three months ended March 31, 2020 and 2019:

($000s)
	Three months ended March 31,
	2020	2019
Cash (used in) provided by operating activities before investment in loans receivable and proceeds from sale of loan book	(355)	$2,853
Proceeds from sale of loan book	31,572	-
Cash invested in loans receivable	(2,028)	(7,335)
Cash provided by (used in) operating activities	29,189	(4,482)
Cash used in investing activities	(1,871)	(2,172)
Cash (used in) provided by financing activities	(31,210)	2,490
Net decrease in cash for the period	(3,892)	(4,164)

Our net cash use decreased by $0.3 million to ($3.9) million from ($4.2) million for the three months ended March 31, 2020 and 2019 respectively. Included were the proceeds of $31.6 million from sale of our MogoLiquid loan book, which were used primarily to pay down our credit facilities thus deleveraging our balance sheet. We repaid net $31.1 million on our credit facilities in Q1 2020, including the extinguishment of the Credit Facility - Liquid in February 2020.

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Management’s Discussion and Analysis

Cash used in operating activities

Our operating activities consist of our subscription and services revenue as well as the funding and servicing of our loan products, including the receipt of principal and interest payments from our loan customers, and payment of associated direct costs and receipt of associated fees.

Cash (used in) provided by operating activities before investment in gross loans receivable was ($0.4 million) in the three months ended March 31, 2020, compared to $2.9 million in the comparative period. This is due primarily to a $2.3 million negative variance in changes in accounts payable and accruals working capital, attributable to timing differences as we paid down more payables in the current quarter compared to Q1 2019. The remainder of the variance is primarily due to lower revenues resulting from the Liquid Sale in February 2020. It should be noted that the Liquid Sale also partially contributed to the lesser cash investment in loan book compared to Q1 2019, which offsets the lower revenue from a net cash flow perspective.

Cash (used in) provided by operating activities increased to $29.2 million compared to ($4.5) million in the three months ended March 31, 2020 and 2019 respectively. Normalized for the sale proceeds of the loan book, cash (used in) provided by operating activities was ($2.4) million in the three months ended March 31, 2020, compared to ($4.5) million in the comparative period. The decline in cash use was a result of lesser investment in loans receivable, slightly offset by working capital timing differences and the impact from the Liquid Sale as described above.

Cash used in investing activities

Our investing activities consist primarily of capitalization of software development costs, and the purchases of property, equipment and software. Capitalized software development costs and purchases of property, equipment and software may vary from period to period due to the timing of the expansion of our operations, changes in employee headcount and the development cycles of our internal‑use technology.

For the three months ended March 31, 2020, cash used in the purchase of equipment and investment in software was $1.9 million, a decrease of $0.3 million compared to $2.2 million in the same period in 2019. This is primarily due to a slight decrease in capitalizable personnel costs compared to the same period last year.

Cash provided by (used in) financing activities

Our historical financing activities have consisted primarily of the issuance of our common shares, debentures, convertible debentures, and borrowings from our credit facilities.

Cash (used in) provided by financing activities in the three months ended March 31, 2020 was driven primarily by a net repayment of ($31.1) million on our credit facilities in the quarter as described above. In contrast, cash provided by financing activities in the comparative period was an inflow of $2.5 million, due primarily to a net drawdown of $2.0 million on credit facilities and $0.6 million cash received on the exercise of stock options.

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Management’s Discussion and Analysis

Contractual Obligations

The following table shows contractual obligations as at March 31, 2020. Management will continue to refinance any outstanding amounts owing under the Credit Facilities or our long-term debentures as they become due and payable.

($000s)
	2020	2021	2022	2023	2024	Thereafter
Commitments - operational
Lease payments	1,077	1,481	1,370	1,355	1,274	3,881
Trade payables	5,910	-	-	-	-	-
Accrued wages and other expenses	5,349	-	-	-	-	-
Interest - Credit Facility - Other (1)	3,806	4,771	2,386	-	-	-
Interest - Debentures (2)	5,062	5,938	2,969	-	-	-
Purchase obligations	1,052	1,052	1,052	-	-	-
	22,256	13,242	7,777	1,355	1,274	3,881
Commitments - principal repayments
Credit Facility - Other	-	-	45,442	-	-	-
Debentures and convertible debentures (3)	12,897	-	44,071	-	-	-
	12,897	-	89,513	-	-	-

Total contractual obligations	35,153	13,242	97,290	1,355	1,274	3,881

_______________

(1)	Interest on credit facility is calculated based on LIBOR rates as at March 31, 2020.

(2)

The Company has the right to capitalize debenture interest to the principal balance of the debentures rather than payment in cash. Management has exercised this right as it relates to debenture interest for March 2020, and will continue to use this feature as a tool to manage liquidity as required.

(3)

As at March 31, 2020, the contractual maturity date of the convertible debentures was May 31, 2020, and is thus presented as due in 2020 above. Subsequent to March 31, 2020, the Company amended the terms of the convertible debentures to extend the maturity date from May 31, 2020 to May 31, 2022. The convertible debentures are repayable in common shares at the discretion of the Company. See note 19 for further details.

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Management’s Discussion and Analysis

Disclosure of Outstanding Shares

Our authorized capital consisted of an unlimited number of common shares without par value and an unlimited number of preferred shares, issuable in one or more series. As of June 3, 2020, no preferred shares have been issued and the following common shares, and rights to acquire common shares, were outstanding:

Class of Security	Number outstanding (in 000s) as at June 3, 2020
Common shares	28,370
Stock options	3,760
Restricted share units	138
Common share purchase warrants	1,546

Risk Management

In the normal course of business, the Company is exposed to financial risk that arises from a number of sources. Management’s involvement in operations helps identify risks and variations from expectations. As a part of the overall operation of the Company, management takes steps to avoid undue concentrations of risk. These risks include credit, liquidity, foreign currency, and interest rate risk, among others, which are described further in the notes to the Company’s interim condensed consolidated financial statements for the three months ended March 31, 2020 and 2019.

Non-IFRS Financial Measures

This MD&A makes reference to certain non-IFRS financial measures. Core revenue(1)(2), adjusted EBITDA, adjusted net loss and adjusted cash net loss are all non-IFRS financial measures. These measures are not recognized measures under IFRS, do not have a standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing further understanding of the Company’s results of operations from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS.

We use non‑IFRS financial measures to provide investors with supplemental measures of our operating performance and thus highlight trends in our core business that may not otherwise be apparent when relying solely on IFRS financial measures. We believe that securities analysts, investors and other interested parties frequently use non‑IFRS financial measures in the evaluation of issuers. Our management also uses non‑IFRS financial measures in order to facilitate operating performance comparisons from period to period, prepare annual operating budgets and assess our ability to meet our capital expenditure and working capital requirements. These non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as a substitute for an analysis of our results under IFRS. There are a number of limitations related to the use of non‑IFRS financial measures versus their nearest IFRS equivalents. Investors are encouraged to review our financial statements and disclosures in their entirety and are cautioned not to put undue reliance on any non‑IFRS financial measure and view it in conjunction with the most comparable IFRS financial measures. In evaluating these non‑IFRS financial measures, you should be aware that in the future we will continue to incur expenses similar to those adjusted in these non-IFRS financial measures.

Core revenue(1)(2)

Core revenue is a non-IFRS financial measure that we calculate as total revenue less revenue from our bitcoin mining operations and revenue related to MogoLiquid loans. Core revenue is a measure used by our management and the Board to understand and evaluate trends within our core business given that we exited our bitcoin mining operations in the third quarter of 2019, and sold our MogoLiquid loan portfolio in the first quarter of 2020. Thus, we consider it important to highlight trends in revenue relating to our primary revenue segments. The following table presents a reconciliation of core revenue to total revenue, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended March 31
	2020	2019

Total revenue(2)	$13,910	$14,891
Less: Mining revenue	-	(849)
Less: MogoLiquid loan revenue	(1,721)	(2,698)
Core revenue	12,189	11,344

______________

(1)

In light of our exit from our bitcoin mining operations and the Liquid Sale, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

(2)

During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion of Total Revenue under the section entitled “Key Income Statement Components” for more details.

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Management’s Discussion and Analysis

The Company has adjusted its prior period comparatives as follows to conform with the new definition of core revenue:

($000s,)
	2020	2019
	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter

Core revenue, previously stated	$13,910	$15,018	$16,585	$16,378	$16,351
Presentation recast (2)	-	-	(1,557)	(1,511)	(1,460)
Less: Bitcoin mining revenue	-	-	-	(813)	(849)
Less: MogoLiquid loan revenue	(1,721)	(2,663)	(2,838)	(2,767)	(2,698)
Core revenue	12,189	12,355	12,190	11,287	11,344

Adjusted EBITDA

Adjusted EBITDA is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding depreciation and amortization, stock based compensation, credit facility interest expense, debenture and other financing expense, revaluation (gains) and losses, net, and other non-operating expenses. Adjusted EBITDA is a measure used by management and the Board to understand and evaluate our core operating performance and trends. The following table presents a reconciliation of adjusted EBITDA to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

($000s)
	Three months ended March 31
	2020	2019

Net loss and comprehensive loss	$(10,065)	$(5,005)
Depreciation and amortization (including Postmedia setup and warrant amortization)	1,980	2,191
Stock-based compensation	214	259
Credit facility interest expense	2,566	2,658
Debenture and other financing expense	2,093	2,039
Revaluation (gains) and losses, net	2,161	13
Other non-operating expenses	1,595	83
Adjusted EBITDA	544	2,238

 ______________

(1)

In light of our exit from our bitcoin mining operations and the sale of our MogoLiquid loan portfolio, the Company has revised its definition of core revenue to exclude revenue from bitcoin mining and revenue related to MogoLiquid loans. The prior period comparative figures for core revenue have also been revised to conform with the new definition.

(2)

During the fourth quarter of 2019, the Company changed certain prior period numbers to conform with current presentation, see discussion of Total Revenue under the section entitled “Key Income Statement Components” for more details.

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Management’s Discussion and Analysis

Adjusted net loss and adjusted cash net loss

Adjusted net loss is a non-IFRS financial measure that we calculate as net loss and comprehensive loss excluding stock-based compensation, revaluation (gains) and losses, net, and other non-operating expenses. This measure differs from adjusted EBITDA in that adjusted net loss includes depreciation and amortization, credit facility interest expense and debenture and other financing expense, and thus comprises more elements of the Company’s overall net profit or loss. Adjusted net loss is a measure used by management and the Board to evaluate the Company’s overall financial performance.

Adjusted cash net loss is a non-IFRS financial measure that excludes from adjusted net loss depreciation and amortization, deferred financing costs, non-cash convertible debenture interest, which are expenses recognized in the period that do not impact cash flow in that period. It also deducts capitalized intangible assets which are cash outflows in the period that get capitalized to the statement of financial position, rather than expensed through the statement of operations and comprehensive loss.  Adjusted cash net loss is a measure used by our management and Board to evaluate core cash flow trends within the business. We believe that the adjustment out of net loss of certain non-cash related items, and inclusion of recurring capitalized cash costs, provides a useful gauge of underlying net cash flow in the business, excluding impacts of timing differences from changes in working capital. We expect that this metric will continue to be relevant for the remainder of the year as we implement our COVID-19 response plan to significantly reduce ongoing cash operating expenses effective in the second quarter of 2020

The following table presents a reconciliation of adjusted net loss and adjusted cash net loss to net loss and comprehensive loss, the most comparable IFRS financial measure, for each of the periods indicated:

	Three months ended March 31
	2020	2019

Net loss and comprehensive loss	$(10,065)	$(5,005)
Stock-based compensation	214	259
Revaluation (gains) and losses, net	2,161	13
Other non-operating expenses	1,595	83
Adjusted net loss	(6,095)	(4,650)

Depreciation and amortization	1,980	2,191
Deferred financing cost amortization	222	122
Convertible debenture non-cash interest	524	503
Capitalized cost of intangible assets	(1,848)	(2,124)
Adjusted cash net loss	(5,217)	(3,958)

Non-Financial Measures

Mogo members

Mogo members is not a financial measure. Mogo members refers to the number of individuals who have signed up for one or more of our products and services including: MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, our premium account subscription offerings, free credit score with free monthly credit score monitoring, unique content, or events. People cease to be Mogo members if they do not use any of our products or services for 12 months and have a deactivated account. Reported Mogo members may overstate the number of unique individuals who actively use our products and services within a 12-month period, as one individual may register for multiple accounts whether inadvertently or in a fraudulent attempt. Customers are Mogo members who have accessed one of our revenue generating products, including MogoMoney, MogoProtect, MogoSpend, MogoMortgage, MogoCrypto, and our premium account subscription offerings. Management believes that the size of our Mogo member base is one of the key drivers of the Company’s future performance.  Our goal is to continue to grow and monetize our member base as we build our digital financial platform, launch new products and strive to build the largest digital financial brand in Canada.

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Management’s Discussion and Analysis

Critical Accounting Estimates

The preparation of the interim condensed consolidated financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, and the reported amount of revenues and expenses during the period. Actual results may differ from these estimates. Estimates, assumptions, and judgments are reviewed on an ongoing basis. Revisions to accounting estimates are recognized on a prospective basis beginning from the period in which they are revised.

Significant estimates and judgments include the capitalization of intangible assets, valuation of long-lived assets, allowance for loan losses, fair value of privately held investments, share-based payments, income taxes, and derivative financial liability, which are described further in the notes to the Company’s consolidated financial statements for the year ended December 31, 2019.

Changes in Accounting Policies including Initial Adoption

Recent IFRS standards adopted in 2020

Certain new or amended standards and interpretations became effective on January 1, 2020, but do not have an impact on the interim condensed consolidated financial statements of the Company. The Company has not adopted any standards or interpretations that have been issued but are not yet effective.

Controls and Procedures

The Company’s CEO and CFO are responsible for establishing and maintaining disclosure controls and procedures for the Company. The Company maintains a set of disclosure controls and procedures designed to provide reasonable assurance that information required to be publicly disclosed is recorded, processed, summarized and reported on a timely basis. The CEO and CFO have evaluated the design of the Company’s disclosure controls and procedures at the end of the quarter and based on the evaluation, the CEO and CFO have concluded that the disclosure controls and procedures are effectively designed.

Internal Controls over Financial Reporting

The Company’s internal controls over financial reporting (“ICFR”) are designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. The Company’s management is responsible for establishing and maintaining adequate ICFR for the Company. Management, including the CEO and CFO, does not expect that the Company’s ICFR will prevent or detect all errors and all fraud or will be effective under all future conditions. A control system is subject to inherent limitations and even those systems determined to be effective can provide only reasonable, but not absolute, assurance that the control objectives will be met with respect to financial statement preparation and presentation. The Company’s management under the supervision of the CEO and CFO has evaluated the design of the Company’s ICFR based on the Internal Control - Integrated Framework issued in 2013 by the Committee of Sponsoring Organizations of the Treadway Commission. As at March 31, 2020, management assessed the design of the Company’s ICFR and concluded that such ICFR is appropriately designed, and that there are no material weaknesses in the Company’s ICFR that have been identified by management. There have been no changes in the Company's internal control over financial reporting during the period that have materially affected, or are likely to materially affect, the Company's internal control over financial reporting.

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